Exhibit 99.1

PRESS RELEASE

AerCap Holdings N.V. Announces Leadership Succession Plan

Aengus Kelly to Succeed Klaus Heinemann as CEO Effective From AerCap’s AGM in May 2011

Wouter (Erwin) den Dikken Appointed Chief Operating Officer

Amsterdam, The Netherlands; October 4, 2010 — AerCap Holdings N.V. (“AerCap”, NYSE: AER) today announced that the Board of Directors has accepted that Klaus Heinemann, at reaching his retirement age of 60 in 2011, has chosen not to renew his contract and will retire as the Company’s CEO and a Member of the Board of Directors. The Board of Directors will propose at the Company’s 2011 Annual General Meeting of Shareholders (“AGM”) that Aengus Kelly, currently CEO of AerCap Inc. and responsible for AerCap’s operations in the Americas, be appointed as member of the Board of Directors. Following the appointment as Director by the AGM, the Board of Directors will appoint Aengus Kelly as the Company’s CEO. All changes are expected to be effective as per the date of the Company’s 2011 AGM scheduled to take place in May 2011.

Erwin den Dikken, previously CEO of AerCap Ireland Limited and Chief Legal Officer of AerCap Holdings N.V., has been promoted to Chief Operating Officer of AerCap Holdings N.V with effect from October 1, 2010. Mr. den Dikken will remain Chief Legal Officer.

Mr. Heinemann said, “I have served AerCap since 2002 and will be leaving it in a strong financial and competitive position. Now is the appropriate time to put the next generation of leadership in place. Aengus Kelly is a natural choice for the CEO position at AerCap. He has demonstrated outstanding leadership and management capability in each position in which he has served during his twelve year tenure with AerCap and its predecessor companies. I will work closely with Aengus over the coming months to ensure a smooth transition.”

Pieter Korteweg, Chairman of AerCap Holdings N.V.’s Board of Directors, said: “Under Klaus Heinemann’s strong leadership, the Company has grown from a relatively small organization to the leading independent aircraft lessor in the world. AerCap is now a publicly listed company with a strong operational and financial position, which is committed to delivering successful results and continued growth. During Klaus Heinemann’s tenure as CEO, AerCap’s asset base has grown from $4 billion to $9 billion, its revenues have increased from $0.5 billion to well over $1 billion and its earnings from a loss in 2002 to an annual profit of approximately $200 million.

The Board has been actively involved in the succession planning for the Company and has worked and will continue to work closely with Klaus Heinemann to ensure a seamless leadership transition. During the last few years, AerCap has built a strong leadership team which enabled the Board to make its succession selection from internal sources. Both Aengus Kelly and Erwin den Dikken are highly experienced aircraft leasing professionals with demonstrated skills to lead the future development of the Company together with CFO Keith Helming, the Board and the entire AerCap management team and the employees.”

Klaus Heinemann has been the CEO of AerCap Holdings N.V. since April 2003 and a Board Director since 2002. He joined AerCap in 2002 from DVB Bank, where he was a Member of the Executive Board. In 1988 he joined the Long-Term Credit Bank of Japan in London as Deputy

General Manager and Head of the Aviation Group. He was later appointed as Joint General Manager of the Head Office at the Long-Term Credit Bank of Japan, where he was responsible for the Transportation Finance division before this division was sold to DVB Bank in 1998. Mr. Heinemann started his career with Bank of America in 1976, where he helped to build up its Aviation Finance department in Europe. Mr. Heinemann holds the degree of Diplom-Kaufmann (Bachelor of Commerce) from the University of Hamburg.

Mr. Kelly was appointed CEO of AerCap, Inc. in January 2008 and is currently responsible for all of AerCap’s operations in North and South America.  Prior to his appointment as CEO of AerCap Inc., Mr Kelly was the Group Treasurer of AerCap. He started his career in the aviation leasing and financing business with Guinness Peat Aviation (GPA) in 1998 and has continued working with its successors AerFi in Ireland and debis AirFinance and AerCap in Amsterdam and Florida. Prior to joining GPA in 1998, he spent three years with KPMG in Dublin. Mr. Kelly is a Chartered Accountant and holds a Bachelor’s degree in Commerce and a Master’s degree in Accounting and Finance from University College Dublin.

Mr. den Dikken was appointed CEO of AerCap’s Irish operations in 2007. He has also served as AerCap’s Chief Legal Officer since 2005 and as the head of the Group Legal Services department since 2004. Before joining AerCap in 1998,  Mr. den Dikken worked for an international packaging company in Germany as Senior Legal Counsel where he focused on mergers and acquisitions. Mr. den Dikken holds a law degree from Utrecht University.

About AerCap

AerCap is the world’s leading independent aircraft leasing company. AerCap also provides engine leasing, aircraft management services, aircraft maintenance, repair and overhaul services and aircraft disassemblies. AerCap is headquartered in The Netherlands and has offices in Ireland, the United States, China, Singapore and the United Kingdom.

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology.  Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

For Media: Frauke Oberdieck Tel. +31 20 655 9616 foberdieck@aercap.com	For Investors: Peter Wortel, AerCap Tel. +31 20 655 9658 pwortel@aercap.com

www.aercap.com